JCI (London) Limited

(Registered in England)
Registration No 1410834 [redacted]

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

06014015

PECD/JAK

31 May 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller announces an Executive Appointment Company Secretary and General Counsel – 26 May 2006**
2. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 22 May 2006**
3. **Preliminary announcement – 18 May 2006**
4. **SABMiller Associate invests in Heilongjaing Province – 04 May 2006**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:6522D
SABMiller PLC
26 May 2006

SABMILLER ANNOUNCES AN EXECUTIVE APPOINTMENT

COMPANY SECRETARY AND GENERAL COUNSEL

London and Johannesburg, 26 May 2006. SABMiller plc (SABMiller) is pleased to announce that John Davidson, currently a senior corporate partner at Lovells, a leading London-based international law firm, has agreed to take up the mantle of Company Secretary and General Counsel at SABMiller plc on the planned retirement of the current Company Secretary, Andrew Tonkinson. The changeover is expected to be effective during August this year. John will join the SABMiller Executive Committee.

John has worked extensively with SABMiller for a number of years, starting in 1998 when Lovells were appointed UK legal advisers to SAB for the group reconstruction and re-listing of the holding company in the UK, and including notably the Miller Brewing Company and Bavaria S.A. transactions in 2002 and 2005.

Graham Mackay, Chief Executive, commented:

"I am very pleased to welcome John to SABMiller. He brings a combination of extensive legal experience as well as considerable knowledge of the beer industry gained as an adviser to the Group. He will be an excellent addition to the management team at SABMiller and we all look forward to working with him.

"Lovells has made a significant contribution to SABMiller's progress over the period of our association, based on the firm's client dedication, legal knowledge, quality service and organisational capability. We hope that John's appointment will result in us continuing to benefit from this well founded relationship.''

David Harris, Lovells Managing Partner, said:

"John is a first class lawyer and has advised SABMiller over many years, during which he has developed a very good understanding of their commercial and legal requirements. We look forward very much to continuing to work closely with John in his new role."

Ends

Notes to editors:

John Davidson biography

John Davidson is from Motherwell in Scotland, studied law at Oxford University, and has spent his entire legal career with Lovells, becoming a partner in 1991, and including five years in Lovells' New York office from 1990 to 1995. As a partner, he has spent the last 15 years working mainly on international corporate finance, cross border mergers and acquisitions and securities transactions, as well as general corporate advisory work, and in addition to his work for SABMiller, he has extensive experience on transactions in the insurance industry. He is a member of the Company Law Sub-Committee of the City of London Law Society, and is listed as a leading corporate finance lawyer in Chambers Guide to the UK Legal Profession. He is also recognized as a leading lawyer in the fields of mergers and acquisitions and corporate governance by The

International Who's Who of Merger and Acquisitions Lawyers and The International Who's Who of Corporate Governance Lawyers. He is married, with four sons.

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$2,626 million adjusted pre-tax profit and a turnover of US$15,307 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172
	Lovells	
Chris Hinze	Head of Public Relations	Tel: +44 20 7296 2745

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

COSKGGZKGVNGVZM

RNS Number:3788D
SABMiller PLC
22 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person dischа managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shaı the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMiller plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mr A O C Tonkinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates only to person named at 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates only to person named at 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A - exercise and subsequent sale of options (see 15 below)

8. State the nature of the transaction

Exercise of options and subsequent sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

70,655

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0047%

11. Number of shares, debentures or financial instruments relating to shares disposed

70,655

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0047%

13. Price per share or value of transaction

70,655 shares acquired at £4.1575 per share (exercise of options)

70,655 shares sold at £10.588547

14. Date and place of transaction

18 May 2006 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

62,719 - 0.004%

16. Date issuer informed of transaction

19 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

N/A

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Whiffen 01483 264268

Name and signature of duly authorised officer of issuer responsible for making notification

Stephen Shapiro - Deputy Company Secretary

Date of notification

22 May 2006

END

END

RDSEAKSAADLKEFE

RNS Number:1757D
SABMiller PLC
18 May 2006

Preliminary Announcement

Strong growth profile drives earnings

London and Johannesburg, 18 May 2006. SABMiller plc today announces its preliminary (unaudited) IFRS results for the year to 31 March 2006. Highlights are:

	2006 US$m
Revenue (a)	15,307
EBITA (b)	2,941
Adjusted profit before tax (c)	2,626
Profit before tax (including net exceptional credits of US$415 million in prior year)	2,453
Adjusted earnings (d)	1,497
Adjusted earnings per share (d)	
- US cents	109.1
- US cents on a comparable basis (see note 5)	109.1
- UK pence (up 12%)	61.0
- SA cents (up 11%)	699.2
Basic earnings per share (US cents)	105.0
Dividends per share (US cents)	44.0
Net cash generated from operations	3,291

- Group lager volumes up 19% to 176 million hectolitres (hl), organic growth of 5%
- New growth platform in South America through Bavaria
- Growth in Europe continues with market share gains and mix improvements
- South African profit increase driven by premium sales growth
- Volume growth in China supports good Africa and Asia contribution
- Resilient performance by Miller despite intense competitive pricing environment
- Strong cash flows support dividend increase of 16%

(a) Revenue excludes the attributable share of associates' revenue of US$1,774 million (2005: US$1,642 million).

(b) Note 2 provides a reconciliation of operating profit to EBITA which is defined as operating profit before exceptional items and amortisation of

intangible assets (excluding software) but includes the group's share of associates' operating profit, on a similar basis. EBITA is used throughout the preliminary announcement.

(c) Adjusted profit before tax comprises EBITA less net finance costs of US$299 million (2005: US$143 million), and share of associates' net finance costs of US$16 million (2005: US$24 million).

(d) A reconciliation of adjusted earnings to the statutory measure of profit attributable to equity shareholders is provided in note 5.

	2006 EBITA US$m	Reported growth %	Organic, constant currency growth %
North America	454	(7)	(7)
Latin America (1)	436	385	(12)
Europe	569	18	14
Africa and Asia	422	10	11
South Africa: Beverages	1,062	11	14
South Africa: Hotels and Gaming	84	14	18
Corporate	(86)	-	-
Group	2,941	23	9

(1) Organic, constant currency growth relates only to Central America and excludes Bavaria. Reported results include Bavaria from 12 October 2005.

Statement from Meyer Kahn, Chairman

"This was another year of good growth in volumes, margins and earnings reflecting the growth profile that the group has built over the years. Our track record reflects well-judged acquisitions and investments, successful integration and subsequent operational improvements.

"It was also a year of strategic progress for the group as it completed the initial turnaround of Miller notwithstanding the challenging market conditions. The group has continued to improve its access to long term growth markets, establishing a major new platform in South America through the Bavaria transaction, whilst making further significant investments in China, India and Vietnam.

"SABMiller now has a stronger global portfolio of businesses and brands. Looking forward a key focus will be on ensuring that we continue to nurture and build brands which are the first choice of consumers."

Enquiries:

	SABMiller plc	Tel: +4
Sue Clark	Director of Corporate Affairs	Mob: +4
Gary Leibowitz	Senior Vice President, Investor Relations	Mob: +4
Nigel Fairbrass	Head of Media Relations	Mob: +4
Philip Gawith	The Maitland Consultancy Ltd	Tel: +4

A live webcast of the management presentation to analysts will begin at 9.30am (BST) on 1
This announcement, a copy of the slide presentation and video interviews with management are avail
plc website at http://www.sabplc.com/ . Video interviews with management can also be found at htt

Copies of the press release and the detailed Preliminary Announcement are available from the C
at the Registered Office, or from 2 Jan Smuts Avenue, Johannesburg, South Afric

Registered office: SABMiller House, Church Street West, Woking, Surrey, GU21 6
Incorporated in England and Wales (Registration Number 3528416)
Telephone: +44 1483 264000
Telefax: +44 1483 264117

CHIEF EXECUTIVE'S REVIEW

Business review

After two years of outstanding results, we have completed another twelve months of good performance with the group also continuing to access and develop new long term growth positions in the global beer market. Our portfolio of developed and developing market operations generated organic growth in overall lager volumes of 5% and in EBITA growth of 9% on a constant currency basis. The group EBITA margin increased to 17.2%, an 80 basis point improvement over the prior year.

Overall, these strong results demonstrate SABMiller's superior growth profile and exposure to attractive beer and soft drinks markets, with total beverage volumes up by 5% on an organic basis, and 18% above last year on a reported basis at 221 million hl. Total lager volumes were 176 million hl. We saw particularly strong lager volume growth from Europe and China, and a strong earnings contribution from South Africa where despite a subdued volume performance our efforts to expand our premium brand offering are improving mix. Our new businesses in South America are trading in line with our expectations, and despite a challenging pricing environment our Miller business is benefiting from the investment made during the three-year turnaround.

The group has continued to enter new markets to strengthen further its existing positions through additional acquisitions and investments. During the period the group purchased the balance of its joint venture, Shaw Wallace Breweries, in India; announced its first move into Vietnam through a local joint-venture; completed its agreement in Slovakia to buy into the brewer, Topvar a.s. (Topvar); and made further acquisitions through its Chinese associate in the provinces of Anhui and Fujian. Following its entry into South America in October 2005, the group has carried out further purchases of shares in Bavaria S.A. (Bavaria) in Colombia, and Union de Cervecerias Peruanas Backus y Johnston S.A.A. (Backus) in Peru. The group has also increased its investment in Latin America by acquiring the minorities in Central America. In the UK, we launched a new operating company called Miller Brands to manage the sales, marketing and distribution of our key international premium brands in the UK market.

Net cash generated from operations was 18% above the prior year, reflecting the overall strength of the trading performance and our strong cash characteristics. The group's gearing increased at the year-end to 52.1% from last year's 25.2%, principally as a result of the increase in debt following the Bavaria transaction in South America.

The board has proposed a final dividend of 31 US cents per share, making a total of 44 US cents per share for the year, an increase of 16% over the prior year. The dividend is covered 2.5 times by adjusted earnings per share.

North America

Miller has concluded its initial three-year turnaround programme and all aspects of its business have been substantially re-shaped to ensure it is a more able and vigorous competitor in the US market, evidence of which is continued growth of Miller Lite. Against this, the industry pricing environment has deteriorated over the past twelve months following sustained levels of discounting. Commodity costs, such as that for aluminium, have risen significantly. Within this context, Miller maintained firmer year-on-year pricing than its domestic competitors to protect its brand equity. Domestic sales to retailers (STRs) decreased by 1.0% over the year whilst EBITA fell 7%.

Latin America

For the period from 12 October 2005 to 31 March 2006, the South America business has performed in line with our expectations, with lager volumes for a pro forma six months to 31 March 2006 up 7.5% to 15.3 million hl. The Andean region has continued to experience positive economic conditions, with Colombia and Peru in particular showing strong GDP growth. We have completed initial reviews of all the businesses in the Bavaria group and an integration programme is being rolled-out. Priority will be given to new portfolio and channel marketing strategies. In Central America, CSD volumes were 6% above the prior year but beer volumes continued to be adversely impacted by last year's significant increase in excise tax in El Salvador.

Europe

Europe delivered another excellent performance. Lager volumes were up by 5% on an organic basis and this growth was driven principally by Poland, Romania and Russia. In Poland, our volumes grew well ahead of the market at 11%, benefiting from a number of new product launches and pack innovations. Overall market share increased to an estimated 37.5%. In Russia volumes were up 14%, twice the growth of the market and our Czech beer, Kozel, grew 55% to become the largest licensed brand in Russia. Additional capacity has been installed in Russia and plans are in place to expand the Kaluga brewery's annual capacity to six million hl. Our Czech business increased its market share, and drove strong EBITA margin improvements from production efficiencies. Volumes grew 5% in Romania on an organic basis where we are now expanding capacity, and in Italy our Birra Peroni branded volumes were up 1%, leading to an improvement in profitability.

Africa and Asia

Africa and Asia continued its strong volume growth, with our associate CR Snow in China maintaining its excellent first half performance with volumes up 17% for the year on an organic basis. The Snow brand grew 52% to 17.3 million hl, and is now China's number one brand by volume. In Africa, the continuing devaluation of the Pula negatively impacted clear beer and CSD volumes in Botswana, but the business portfolio benefited from strong underlying growth in Mozambique, Tanzania and Uganda, driven by good economic fundamentals and improved product availability. Our clear sorghum beers, Eagle and Eagle Extra, which were developed with the participation of local cereal farmers, have contributed to the 39% increase in volumes in Uganda. Reported Africa lager volume growth was 3%.

South Africa: Beverages

Lager and soft drinks continued their positive volume growth trends, despite the absence of an Easter period. However, buoyant first half volume growth was followed by cooler weather and slower wage growth in the second half, leaving lager volumes up 1% on a comparable basis. Our premium brands, which include the new 660 ml packs for Miller Genuine Draft and Brutal Fruit, grew by 45% and our share of the premium segment increased to almost 80%. Total soft drinks volumes increased by 5%, driven by strong growth in non-CSD beverages. This positive sales volume performance in both lager and soft drinks, combined with the favourable mix benefits afforded by the growth of our premium portfolio, contributed to a good increase in constant currency EBITA.

Outlook

The 2006 results represent a year of good performance following two years of outstanding growth. The group's global footprint and its portfolio of businesses and brands, which have been enhanced by the Bavaria transaction, position it well to make further progress in the current year.

Operational review

North America

Financial summary	2006 US$m	2005 US$m	%
Revenue	4,912	4,892	-
EBITA*	454	487	(7)
EBITA margin (%)*	9.3	10.0	
Sales volumes (hl 000)			
- Lager - excluding contract brewing	47,059	47,380	(1)
- contract brewing	10,246	10,583	(3)
- Carbonated soft drinks (CSDs)	74	75	(1)
Lager - domestic sales to retailers (STRs)	43,964	44,380	(1)

* In 2005 before exceptional credits of US$111 million being a US$104 million gain in relation to changes to post-retirement plans, an exceptional profit on the sale of Tumwater brewery of US$4 million, Tumwater brewery closure costs reversal of US$1 million and integration and restructuring cost reversal of US$2 million.

Miller has successfully completed its initial three-year turnaround programme, continued growth in its flagship Miller Lite brand and established a platform for sustained future growth.

Despite headwinds earlier in the year and market share gains by the spirits and wine industries in the total alcoholic beverage market, the US beer industry improved late in the fiscal year to finish with domestic shipments to wholesalers (STWs) up 1.2% and sales to retailers (STRs) up some 1% for the full year. STRs for the major domestic brewers were up by 0.2%. However, Miller's primary competitor eliminated its long-held price premiums in a number of market segments, driving pricing down across the industry. In this context, as Miller maintained firmer year-on-year pricing than its domestic competitors, Miller's STRs decreased by 1.0% in the reporting period, while Miller's domestic STWs declined by 0.1%. Export sales continued to be depressed by difficult trading conditions in key markets, and contract brewing volumes decreased by 3.2% compared to the prior year.

Although cycling strong prior year volume growth and facing aggressive competitor discounting, Miller Lite continued its 30-month resurgence, posting low single-digit growth for the fiscal year and demonstrating sustained consumer equity. Marketing for Miller Lite, which emphasises its intrinsic strengths, together with significant investment in on-premise activities, has been successful in maintaining continuing momentum for the brand.

Increased marketing investment to revitalise the Miller High Life and Milwaukee's Best Light franchises mitigated the impact of price pressure on its key economy segment brands, such that the decline of these was limited to low single-digit rates. Miller Genuine Draft (MGD) was re-launched late in the fourth quarter with a new positioning targeted at "mainstream sophisticate" consumers seeking to trade up to affordable luxury. A comprehensive new marketing campaign has been deployed including new graphics, packaging, advertising, point-of-sale targeting and promotional activities.

Miller has commenced a significant programme in support of the marketing and selling of its international worthmore brands. Peroni Nastro Azzurro recorded impressive results in its launch year while Pilsner Urquell's growth has continued.

Total revenue grew by 0.4% to US$4,912 million, while US domestic revenue excluding contract brewing increased by 1.0%. These increases were driven by front-line pricing, partially offset by higher price promotions. Favourable brand mix resulting from the improvement in Miller Lite sales was partially offset by unfavourable pack and geographic mix. Contract brewing revenues increased as a result of favourable mix impacts and despite volume declines.

Miller continued to extract operational efficiencies in its breweries and realise cost savings on brewing materials, waste reduction and procurement. These gains were more than offset by significantly higher aluminium, fuel and energy costs, resulting in an increase in domestic costs of goods sold per hectolitre slightly below the US Consumer Price Index. Efforts to improve the management of health care and retirement costs began to produce positive results in the reporting period.

In the face of these challenges, Miller continued to invest in the organisational capabilities necessary to drive future growth. The acquisition of new marketing talent, development of specialised sales forces, and increased promotional and alliance marketing programmes resulted in an increase in marketing costs despite continued marketing efficiency savings.

EBITA for the year of US$454 million was 7% lower than in the prior year, driven by the highly competitive pricing environment and higher commodity, fuel and energy costs. EBITA margin decreased to 9.3%. Miller is entering a new phase of its business strategy with an emphasis on stepping up its organisational and management capabilities and creating a strong and highly differentiated portfolio of brands capable of capturing consumer preference. New marketing campaigns for Miller Lite recently debuted with the aim of retaining core users, attracting new consumers and increasing the impact of the successful on-premise activities of the past three years. With its comprehensive re-launch, Miller will focus on stabilising the share of Miller Genuine Draft, and will continue to invest in creating brand equity for the Miller High Life and Milwaukee's Best franchises. Finally, Miller will continue to maximise the long-term growth potential of Peroni Nastro Azzurro and Pilsner Urquell at superior price points with a new systemic focus on a differentiated approach to marketing and sales in the international worthmore premium segment.

Given the significantly higher level of aluminium costs, uncertainty in the pricing environment and Miller's commitment to invest in production, marketing and sales capabilities to fuel future growth, both volume and profitability are difficult to predict for the year ahead. In this environment, short-term fluctuations in both competitive price gaps and market segment share positions are to be expected. However, Miller remains confident that its brand-led, consumer-focused approach will allow it to achieve sustainable growth over time.

Latin America

	2005	Organic growth	Bavaria	Currency
Financial summary	US$m	US$m	US$m	US$m
Group revenue (including share of associates)	521	18 3%	1,634	(8)
EBITA*	90	(10) (12%)	358	(2)
EBITA margin (%)	17.2		21.9	

Sales volumes (hl 000)				
- Lager	1,828	(88) (5%)	14,423	-
- Carbonated soft drinks (CSDs)	5,622	324 6%	1,389	-
- Other beverages	2,749	177 6%	3,123	-

* In 2006 before exceptional items of US$11 million being integration and restructuring costs

Latin America includes the results of the operations in Central America as well as those in South America for the period since the transaction involving Bavaria was completed on 12 October 2005. Following the initial investment in a 71.42% controlling effective interest in Bavaria, the group carried out further purchases of shares in Bavaria and also in its subsidiary companies. At the year end, the group held a 97.2% effective interest in Bavaria and had increased its effective economic interest in Backus in Peru to 93.3%. During the year the group also acquired the remaining 41.8% minority interest in the Central American business.

More to follow, for following part double-click [nRN1R1757D]

RNS Number:1757D
SABMiller PLC
Part 2 : For preceding part double-click [nRNSR1757D]

The results of the South America operations have been included for the first time. Since 12 October the units have performed according to our expectations at the time of the transaction. The Andean region as a whole has continued showing positive economic conditions with Colombia and Peru in particular experiencing strong GDP growth. Lager volumes of 15.3 million hl for the 6 month period to March 2006 were up by 7.5% over the comparable prior year period, while other beverage volumes of 4.8 million hl (comprising malt beverages, carbonated soft drinks, water and juices) were up by 10% over the same period.

In Colombia, total beverage volume increased by 5% with beer volumes growing by 6% over the 6 month period despite the loss of three days of sales because of the "dry law" during the elections and the absence of an Easter period. Pricing was raised some 5%, on average, in the period. The results include the impact of initiatives that were already underway at the time of the transaction including a broader focus on the Costenita brand, which included a new bottle, and the relaunch of Poker and Aguila in parts of the country. Major marketing activities have focused on trade initiatives such as refrigeration.

In Peru, the beer market grew in volume terms by 24%, however industry revenue growth was only 9% as a competitor entered at a price discount to the market and then subsequently implemented further aggressive price promotions. Our beer volumes were up 12% over the six month period and our prices on average have fallen. Nevertheless, in the final quarter, we held an approximate 92% national beer market share and posted 15% growth in lager volumes over the prior year comparable 3 month period. Our principal brand, Cristal, gained market share in the final quarter, reaching 46% as compared to 41% in the previous quarter reflecting focused promotion activity in Lima and Trujillo. Pilsen Callao maintained its market share of 20% through focused promotional efforts in Callao and in the jungle cities.

Profitability has benefited from the strong volume trends in Colombia together with robust growth in Ecuador and Panama whilst in Peru the impact of the more competitive environment has restricted profit growth.

In South America, one-time integration and restructuring costs of US$11 million were incurred in the period under review and we expect further significant costs in the next financial year as integration initiatives get fully underway. A regional office and management team have been established in Bogota and the outgoing chief executives in Colombia and Peru have been replaced by experienced SABMiller executives.

We have completed market-mapping for the brand portfolios and segmentation studies in each of the countries and will be completing our portfolio strategies shortly. We have enhanced our marketing capabilities through the appointment of specialist resources in the regional office and have separated marketing and sales functions in Colombia and Peru. In the areas of trade marketing and route-to-market we are customising a channel marketing approach using the best methodologies sourced from around the group. The region's strategic commodity requirements have been incorporated into the group's global procurement arrangements to access scale benefits.

Although we believe Bavaria to have been well-managed and profitable, significant opportunities exist in the South America operations to create further value by leveraging SABMiller expertise in category leadership, brand portfolio development, channel marketing, pricing management and the introduction of best in class operating practices. We have reviewed current operations in each of the countries and are refining our earlier broad estimates of cost productivity and performance improvement opportunities. We are structuring our findings into a prioritised integration programme, which will be rolled out in the coming year, and remain confident that the value benefit estimates for 2010 indicated at the time of the transaction will be met.

In Central America, performance in both El Salvador and Honduras was impacted by hurricanes. Total volumes for the year were 4% above prior year with carbonated soft drink volumes for the year at 6% above prior year, offsetting the decline in lager volumes which were 5% below prior year.

Volume grew in Honduras despite the impact of heavy rains and Hurricane Gamma during November 2005. Lager volume grew by 1% and a number of price increases were successfully implemented across the portfolio. Barena was launched to a contemporary target consumer segment and Port Royal was relaunched with a new bottle. Carbonated soft drink volumes grew by 3%, however overall CSD revenue fell due to mix issues in response to continuing competitor activity. Marketing investment grew significantly in support of Coca-Cola brands and increased market activation in beer.

The trading environment in El Salvador continues to be difficult, with continued economic slowdown, severe flooding and diminishing purchasing power. Lager volumes declined by 11%, following the excise tax increase in 2005 with the consequent price increases leading to a contraction in the Salvadoran beer market. In addition, a competitor entered the market in 2005 and whilst initially gaining a market share of some 14%, this has fallen to 6% in the final quarter. Carbonated soft drink volumes grew by 11% driven by a decrease in market pricing levels.

Europe

Financial summary	2006 US$m	2005 US$m	
Revenue	3,258	2,909	1
EBITA*	569	482	1
EBITA margin (%)*	17.5	16.6	
Sales volumes (hl 000)			
- Lager	35,664	33,669	
- Lager organic	35,519	33,669	

* In 2005 before exceptional items of US$51 million being Naples brewery closure costs of US$35 million and restructuring costs in the Canary Islands of US$16 million.

Total volumes rose 6% (5% on an organic basis) with strong volume growth in Poland, Russia and Romania. The business again produced excellent profit growth, with EBITA up 18% (14% in organic constant currency). Margin growth benefited from improved sales mix, as worthmore volumes rose by 12%, and increased productivity.

In Poland, volumes were up 11% compared to market growth of 5% and our market share improved to an estimated 37.5% for the year ended 31 March 2006. Several

novel fridge and rack designs with improved trade service levels, plus targeted above-the-line advertising executions and enhanced point of sale material assisted this performance. In the upper mainstream segment, Lech's momentum continued with volume up 17%, and the first non-alcoholic variant of a major domestic brand, Lech Free, was launched in March 2006. At the premium end Redd's was up 12%, and two new flavoured variants, Redd's Red and Redd's Sun, were introduced. Tyskie is stabilizing at 4.9 million hl, with a 17% share of the total market. Growth was strong in the lower mainstream segment and our Zubr brand grew by 48%. Further capacity has been installed in Poland bringing total production capability to 12.5 million hl.

Improving product visibility and cold availability, expanding on-trade share and key account presence, and further development of premium brand organisational capabilities continue as major focus areas. Pricing remains constrained in the industry and on average declined 3% in real terms, with Kompania Piwowarska achieving selective price increases.

In the Czech Republic, volumes grew 2% assisted by strong March volumes while the industry was level, and as a result our domestic market share increased slightly. The Pilsner Urquell brand grew 2% domestically and 4% overall, while Germany and the USA were strong export markets. Gambrinus remains the market leader with a 26% share. A complete packaging redesign, including bottles, labels and crates, was launched for the Gambrinus brand at the end of the year.

Industry pricing remains muted with a 1% real decrease during the year. Plzensky Prazdroj (PP) on-trade volume grew 9% and continues to be a key value enhancing segment, with its overall value share estimated to be 4-5 percentage points ahead of its market volume share. During the year, productivity was improved, particularly through regional procurement activities, boosting margins. Capital projects currently under way will increase PP's production capacity to 9.8 million hl. In October 2005, the remaining 3.1% interest in PP held by minority shareholders was acquired.

In Russia, second half volumes accelerated bringing the full year's volume growth to 14% against the industry's estimated 7%. We continue to focus on the premium segment and, with a market share of 5%, we have an estimated 15% share of the national profit pool. The combined growth of Miller Genuine Draft and Redds exceeded 7%. Kozel grew by 55%, making it the largest licensed brand in Russia according to AC Nielsen. Zolotaya Botchka, our local premium brand, grew 11%. Margins were assisted by increased procurement from local sources. An increase of 20% in our sales force and the extended cooler programme have improved our focus on selected geographies as well as the on-trade. Additional canning capacity has been installed and planning for Kaluga's expansion to six million hl is in progress.

In Italy, Birra Peroni's performance was creditable given the effective 27% increase in excise on lager per hectolitre, which followed a similar increase in the previous year. Total branded volumes grew by 1% with the trademark brands, Peroni and Nastro Azzurro, performing well with 2% and 9% growth respectively. A managed exit strategy from private label saw our volumes in this segment decline 41%. The net result is a far better portfolio with revenues per hectolitre up 9% and a significant improvement in gross margins.

Notwithstanding the overall weakness of the Italian economy and the pressure on FMCG pricing, Birra Peroni has been able to exploit limited pricing opportunities and successfully implemented increases of up to 3%. We increased investment in marketing behind our trademark brands, introduced a new approach towards independent distributors, focused on driving channel share in selected local markets and established a new sales organisation.

Ursus Breweries in Romania produced an improved performance with EBITA margin expanding significantly driven by production efficiencies and an estimated market value share increase to 23%. Our organic volume growth was constrained to

5%, compared to the industry's 8%, due to capacity limits specifically for PET. Production capacity is now being expanded to 3.9 million hl. We continued to focus on the Ursus Premium brand which grew 9%. Timisoreana Lux was the fastest growing brand in the market, up 48% as distribution reach expanded. Distribution and trade development of the imported Peroni Nastro Azzurro brand will be extended in the coming year, while recently launched Stejar (Strong) will be rolled out selectively.

Our Canary Islands operations benefited from the prior year's restructuring. Although both the industry and our volumes were down, EBITA was well ahead. In Slovakia, volumes were down 3% but productivity boosted margins, and profits were up. The Pilsner Urquell brand continued its strong growth performance of recent years. In March 2006 the Slovakian Anti-monopoly office approved our acquisition of an initial investment in Topvar a.s. with rights to acquire up to at least 67% by September 2006. The Dreher brewery in Hungary delivered improved financial results in difficult market conditions reflecting continued productivity improvements. Volume was marginally ahead in a market down 4%. Overall market share was up 1% to 28%.

In the United Kingdom, investment is being made behind Miller Brands (UK) Limited which was launched in 2005 to market, sell and distribute our international premium beer brands. Peroni Nastro Azzurro, Miller Genuine Draft, Castle Lager and Pilsner Urquell have all been successfully transitioned from their previous arrangements to the Miller Brands business and further investment is planned for the current financial year.

Africa and Asia

Financial summary	2006 US$m	2005 US$m	
Group revenue (including share of associates)	2,221	1,937	1
EBITA*	422	383	1
EBITA margin (%)*	19.0	19.7	
Sales volumes (hl 000)**			
- Lager	50,956	39,505	2
- Lager organic	45,211	39,505	1
- Carbonated soft drinks (CSDs)	4,061	4,667	(1
- Other beverages	13,093	11,538	1

* In 2005 before exceptional items being profit on the disposal of the group's interest in Harbin Brewery Group Limited (Harbin) of US$103 million.

** Castel volumes of 13,991 hl 000 (2005: 12,771 hl 000) lager, 8,557 hl 000 (2005: 8,260 hl 000) CSDs, and 3,015 hl 000 (2005: 2,985 hl 000) other beverages are not included.

Africa

Reported lager volumes grew 3% overall, driven by strong underlying growth in Mozambique (9%), Tanzania (5%), and Uganda (39%), where we benefited from good economic fundamentals combined with an operational focus on improved product availability. Volumes declined in Zimbabwe and Botswana, both of which were impacted by poor economic performance and currency devaluation.

In Tanzania, new packaging was introduced during the year for Castle Lager,

Redd's, Kilimanjaro and Pilsener Lager which accelerated the growth of the brand portfolio. Efficiency improvements in distribution were gained through introducing direct deliveries in the Kilimanjaro region to improve rural market penetration, outsourcing secondary distribution in other regions, and opening additional warehouses and a new depot.

In Mozambique, the key driver of volume growth was improved sales and distribution execution on the back of an extended company depot network, as well as improved on-premise trade service through provision of additional refrigeration and draught dispensing units. The upgrade in the Maputo brewery packaging facilities during the year led to a significant change improvement in quality and production efficiencies.

In Uganda, volume growth was driven by Eagle and Eagle Extra, our clear sorghum beers, which were developed with the participation of local cereal farmers, together with strong demand for value brands in an expanding market. This has led to a 5% increase in market share to 51%. The improvement in volumes and the increased local sourcing of raw materials enhanced margin.

In Botswana, currency devaluation of 12.5% announced in May 2005 followed an 8% devaluation in the previous year, fuelling domestic inflation and resulting in a decline in consumer discretionary spending that negatively impacted lager volumes (down 6%) and CSD volumes (down 12%). The economic problems in Zimbabwe led to significant volume declines in lager and soft drinks.

CSD volumes, excluding Zimbabwe, recorded modest positive growth for the year. Angola recovered in the second half, recording 5% growth for the year from improved market focus, despite increased pricing competition following a new entrant to the market in the first half. Increased capacity was introduced in the year with a new packaging line which has reduced the reliance on imports whilst growing the returnable market.

EBITA margins grew, driven by improvements in productivity in most countries that offset the impacts of the Botswana and Zimbabwe devaluations on imported costs and increased fuel prices across all operations.

Our Castel associates enjoyed strong growth in lager beer up 10% with significant contributions coming from Angola and Ethiopia.

Asia

China maintained the momentum reported at the half year, recording organic lager volume growth of 17% (28% reported) for the year, above industry levels. All regions posted meaningful growth including the competitive North East region. The Snow brand enhanced sales mix by growing significantly at a higher average price and is now China's number one brand by volume at 17.3 million hl following focused initiatives in brand marketing and in distribution.

The overall positive developments in pricing seen in the prior year continued in the reported year despite increasingly competitive markets. Improvements in underlying EBITA margin were achieved as the business was able to increase net revenue per hectolitre by 6% during the year whilst absorbing the higher input costs through productivity improvements.

Good progress has been made with integrating our previous year's acquisitions in the Jiangsu region as well as the other smaller acquisitions made during the year in the Central region. Phase one of the Guangdong greenfield brewery was

concluded on time and within budget in February 2006 and is now fully commissioned.

India is consolidated in the results for the first time following the purchase in May 2005 of the balance of the joint venture with the Shaw Wallace group. Satisfactory annual volume growth of 9% was achieved for the year on a pro forma basis, despite a slow start to the year due to regulatory issues in Andhra Pradesh. The last quarter ended strongly, up 17% year-on-year. Industry reform remains a key issue; however the business was able to achieve price increases in key states during the year. Overall the business is well poised for ongoing growth with planned capacity expansion, particularly at Charminar in Andhra Pradesh, and improvements being achieved in quality and productivity.

South Africa: Beverages

Financial summary	2006 US$m	2005 US$m
Group revenue (including share of associates)	4,204	3,995
EBITA	1,062	956
EBITA margin (%)	25.3	23.9
Sales volumes (hl 000)		
- Lager	25,951	25,912
- Carbonated soft drinks (CSDs)	13,749	13,305
- Other beverages	1,234	996

Lager and CSD volumes continued their positive growth trends during the year despite the absence of an Easter period. Buoyant first half volume growth was however tempered by cooler weather, slower wage growth and increased consumer expenditure on durable and semi durable items in the latter part of the year. Whilst reported lager volumes were level, volumes were up 1% on a comparable basis after adjusting for a transfer of management responsibility to the Africa and Asia business for sales to Angola during 2004.

Our premium brands (including Castle Lite, MGD and Amstel) grew by 45% on last year. During the year new 660ml packs were introduced for MGD and Brutal Fruit enhancing availability and value for money, as an accessible premium offering. Peroni Nastro Azzurro was launched during the year adding to the premium portfolio. Market share of the liquor category increased to almost 59%, and share of the premium beer segment increased to almost 80%

Total soft drinks volumes increased by 5% with strong growth in other beverages, in particular the water portfolio, and 3% growth in CSD volumes. Volumes during the traditionally slower winter months were boosted by increased sales and promotional activity, relatively warmer weather and improved operational focus, whilst volumes in the second half were impacted by cooler weather.

Sales volume growth in both lager and soft drinks categories supported by price increases and favourable mix benefits, increased revenue. Low commodity prices and the relatively firm currency resulted in brewing raw material costs increasing only marginally, although fuel costs were significantly higher.

The above combined with ongoing focus on cost productivity delivered strong EBITA growth of 14% in constant currency. Margins improved by 140 basis points to 25.3%.

The market penetration initiatives in both the beer and soft drink markets gained momentum. As a result of the issuance of liquor permits in two provinces and a greater emphasis on the sales and distribution in the beer business the customer base increased by almost 22% during the year. Soft drinks increased its customer base by 7%.

The introduction of new labelling capability in our lager production plants is on schedule and will provide additional flexibility for improved product offerings to the consumer. During the year new sales and distribution systems were introduced which will further enhance market information and our service capabilities. New production capability was introduced in the soft drinks business with the commissioning of an aseptic packaging facility in Midrand.

The normalisation of the liquor trade continues to progress slowly, hampered by administrative and legislative constraints in a number of provinces. During the year over 6,000 of our newly licensed taverners were trained in business skills in line with our commitment to enhance their commercial skills.

The development of the liquor industry charter in line with the BEE (Broad Based Black Economic Empowerment) Act is linked to the publication of draft codes of good conduct issued by the Department of Trade and Industry which is currently undergoing an extended consultation process. Completion of the codes is required before the liquor industry charter can be finalised. We believe that the final codes will be published later in 2006, following which the liquor charter will be completed.

The positive economic growth that has been experienced over the past years is expected to continue, although lower wage settlements, as a result of reduced inflation levels, and increased consumer demand for durable and semi durable goods may impact beverage consumption growth levels.

Sales of Appletiser in South Africa continued to show strong growth buoyed by the new pack design introduced at the end of last year, a new bulk pack size and effective promotions. Grapetiser emulated the encouraging trend shown by Appletiser and the initial launch of Peartiser has been very well received by consumers. International sales saw good growth in the year, particularly in Europe. EBITA margin improvements reflect the higher volumes and operating cost controls.

Distell's domestic sales volumes increased, with further gains in the spirits category contributing to improved sales mix. International volumes also grew, continuing the trends seen in prior years. The improved sales mix and containment of costs contributed to improved earnings. However our share of earnings has been impacted in the current year by a one-off charge in relation to the BEE project announced in the current year which will result in a dilution of the share of earnings attributable to all shareholders.

South Africa: Hotels and Gaming

Financial summary	2006 US$m	2005 US$m
Revenue (share of associate)	321	289
EBITA*	84	73
EBITA margin (%)*	26.1	25.2
Revenue per available room (Revpar) - US$	$55.87	$51.45

* In 2005 before a net exceptional credit of US$7 million being the share of associate's profit on the disposal of property, plant and equipment of US$11 million and the share of associate's restructuring costs of US$4 million.

The group is a 49% shareholder in the Tsogo Sun group. Tsogo Sun benefited from the strong South African economy, including reduced inflation, lower interest rates and tax relief. Consumer spending has grown as a result, and this has had a positive effect on both the Gaming and Hotel sectors. Tsogo Sun reported a revenue increase of 11% with group revenue rising to US$321 million.

Tsogo Sun Gaming posted a 16% increase in gaming win in constant currency terms in line with regional industry growth levels. Market share was retained in the face of heightened competitor activity. The gaming market grew by 11% in Gauteng and 20% in Kwa-Zulu Natal. Hotels reported improved occupancy levels which, together with higher room rates, assisted in improving Revpar by 12% in local currency terms. This improved level of trading, assisted by good overhead cost control, resulted in an EBITA margin improvement to 26.1%.

Financial review

New accounting standards and restatements

The group previously prepared its financial statements under United Kingdom Generally Accepted Accounting Principles (UK GAAP). From 1 April 2005, SABMiller plc is required to adopt the International Financial Reporting Standards (IFRS) endorsed by the European Union (EU) and accordingly all financial information is now stated under IFRS, with the exception of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement, which in accordance with the exemption available in IFRS 1, the group has applied with effect from 1 April 2005, and hence has had no impact on the prior period. The application of IAS 32 and IAS 39 has resulted in increases in total assets of US$6 million and total liabilities of US$1 million, giving an increase in net assets of US$5 million, as at 1 April 2005. The impact includes adjustments to the carrying value of borrowings where there was a fair value hedge and an increase in borrowings reflecting the reclassification of interest accruals, previously shown as creditors under UK GAAP.

The accounting policies followed are the same as those published on 10 November 2005 by the group within the Interim report at 30 September 2005, which is available on the group's website, http://www.sabmiller.com/. Reconciliations between UK GAAP and IFRS for the year ended 31 March 2005 were also published on 5 July 2005 and are available on the group's website.

Segmental analysis

The group's operating results are set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported profit measures - before exceptional items and amortisation of intangible assets (excluding software), and including associates on a similar basis (i.e. before interest, tax and minority interests) - provide additional information on trends to shareholders and allow for greater comparability between segments. Segmental performance is reported after the specific apportionment of attributable head office service costs.

This announcement includes segmental results and commentaries for South Africa: Beverages. This follows the acquisition in December 2004 of all of the shares in ABI which the group did not own, and the commencement of a programme of work to

establish and leverage the benefits from the combination of our beverage businesses in South Africa. South Africa: Beverages combines two previously separate business segments: Beer South Africa and Other Beverage Interests. The announcement also includes segmental results and commentaries for Latin America. This follows the investment in Bavaria whose operations are principally located in South America. Latin America combines the group's South American operations with the geographical segment of Central America previously reported.

Accounting for volumes

In the determination and disclosure of reported sales volumes, the group aggregates 100% of the volumes of all consolidated subsidiaries and its equity accounted associates, other than associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity accounted in terms of IFRS but volumes are excluded. Contract brewing volumes are excluded from total volumes; however revenue from contract brewing is included within group revenue. Reported volumes exclude intra-group sales volumes.

Organic, constant currency comparisons

The group has made some disclosures of its results on an organic, constant currency basis, to analyse the effects of acquisitions and investments net of disposals and changes in exchange rates on the group's results. Organic results exclude the first twelve months' results of acquisitions and investments and the last twelve months' results of disposals. Constant currency results have been determined by translating the local currency denominated results for the year ended 31 March 2006 at the exchange rates for the comparable period in the prior year.

Acquisitions and investments

On 27 May 2005 the group announced that its Indian subsidiary, MBL Investments had acquired the Shaw Wallace Group's interest in the brewing operations of its Indian investment, taking the group's interest to 99%.

A major transaction with Bavaria was completed on 12 October 2005, in which SABMiller plc obtained a 71.42% controlling effective interest in Bavaria, a company listed on the Colombian Stock Exchange. As consideration, SABMiller plc issued 225 million ordinary shares (US$4,082 million excluding transaction costs), amounting to some 15.02% of the enlarged ordinary share capital of SABMiller. On the same date the group acquired class A voting shares from minority interests representing 14.31% of the economic interest in Union de Cervecerias Peruanas Backus y Johnston S.A.A. ("Backus"), Bavaria's primary listed subsidiary in Peru, for a cash consideration of US$473 million and certain other minority interests for a cash consideration of US$196 million, principally the remaining minority interest in Cerveceria Leona S.A. (Leona). Between 6 December 2005 and 31 March 2006 the group acquired further minority interests of 25.79% in Bavaria and non-voting shares representing 37.73% of the economic interest in Backus for considerations of US$1,243 million and US$365 million respectively. At 31 March 2006 the group's shareholding in Bavaria was 97.21% and it held an effective economic interest in Backus in Peru of 93.28%. The group will continue to purchase further minority interests in the Bavaria group wherever practicable.

On 21 November 2005 the group announced that it had acquired the remaining 41.8% minority interest in its Central American subsidiary, Bevco Limited (Bevco), the holding company for the businesses in Honduras and El Salvador, from existing shareholders for a cash consideration of US$396 million, which increased SABMiller's interest to 100% of Bevco.

Exceptional items

Items that are material either by size or incidence are classified as

exceptional items. Further details on the treatment of these items can be found in note 3.

Exceptional charges of US$15 million incurred during the year relate to integration costs associated with the investment in Bavaria of which US$11 million was incurred in the region with the balance in the corporate centre.

In the prior period, an exceptional profit of US$415 million was included within operating profit. This included a US$252 million profit on the disposal of the group's 21% investment in Edgars Consolidated Stores Ltd (Edcon), a US$104 million gain in relation to changes to post-retirement plans (North America), a US$103 million profit on the disposal of the group's 29.4% stake in Harbin Brewery Group Limited (Harbin), partly offset by US$35 million of brewery closure costs in Italy and US$16 million of restructuring costs in the Canary Islands. In addition there was a net exceptional profit within the share of post-tax results of associates of US$7 million.

Borrowings and net debt

Gross debt, comprising borrowings of the group together with the fair value of derivative assets or liabilities held to manage interest rate and foreign currency risk of borrowings, have increased to US$7,755 million from US$3,353 million at 1 April 2005 (restated). Net debt comprising gross debt net of cash and cash equivalents and the loan participation deposit has increased to US$7,087 million from US$2,210 million at 1 April 2005 (restated) reflecting the additional debt in the Bavaria group as well as the funding of payments to minority shareholders as detailed above. The group's gearing (presented as a ratio of debt/equity) has increased to 52.1% from 25.2% (restated) at 1 April 2005.

The group previously had US dollar and sterling private placement notes in issue with final maturity in 2008. As part of the refinancing for the Bavaria transaction, notice was given to repay all of these notes in accordance with their terms, with repayment on 22 September 2005. The amounts on repayment totalled US$179 million and £25 million (US$37 million) and were met out of existing resources. These amounts included an early redemption penalty of US$13 million, included in interest payable, but which has been treated as an adjusting item for adjusted earnings purposes.

The average loan maturity in respect of the US$ fixed rate debt portfolio is 4.6 years. The average borrowing rate for the total debt portfolio at 31 March 2006 was 6.9% (2005: 5.5%).

On 9 September 2005 the group entered into a US$3,500 million 364 day revolving credit facility for general corporate purposes (including financing the Bavaria minority acquisitions). This facility can be extended at the group's election for a term of a further year. On 12 December 2005 the group also entered into a US$2,000 million five year syndicated revolving credit facility, and this facility can be extended at the first anniversary of signing by a year and at the second anniversary for a further year subject to the agreement of the group and the lenders. The US$3,500 million facility was reduced to US$2,400 million concurrent with the signing of this agreement.

Finance costs

Net finance costs increased to US$299 million, a 109% increase on prior year finance costs of US$143 million. This increase in net debt is primarily due to the transaction with Bavaria. Interest cover, based on pre-exceptional profit before interest and tax, has reduced to 9.2 times from 14.4 times in the prior year.

Profit before tax

Profit before tax of US$2,453 million was down 4% on prior year, reflecting a number of exceptional credits recorded in the prior year (as described above) partly offset by the investment in Bavaria and performance improvements across the businesses.

Taxation

The effective tax rate of 33.6%, before amortisation of intangible assets (excluding software) and exceptional items, is lower than the prior year, reflecting a different mix of profits across the group together with benefits from adjustments in respect of prior years and improved tax efficiencies.

Earnings per share

The group presents adjusted basic earnings per share to exclude the impact of amortisation of intangible assets (excluding software) and other non-recurring items, which include post-tax exceptional items, in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted basic earnings per share was 109.1 US cents up 8% on prior year, reflecting the improved performance noted above. An analysis of earnings per share is shown in note 5 to the financial statements.

Goodwill and intangible assets

Goodwill increased by US$5,358 million, due primarily to the inclusion of provisional goodwill of US$4,984 million arising on the consolidation of the interests in South America, provisional goodwill of US$315 million arising on the acquisition of the Shaw Wallace Group's interest in the brewing operations of the group's Indian investment, and goodwill of US$75 million on the acquisition of the minorities in Central America.

Intangible assets increased principally due to US$3,480 million of brands arising on the consolidation of the interest in the Bavaria group.

Cash flow

Net cash generated from operating activities before working capital movement (EBITDA) increased by 22% to US$3,348 million compared to the prior year. The ratio of EBITDA to revenue increased in the year to 22% (2005: 21%).

Currencies: South African rand/Colombian peso

During the financial year, whilst the rand showed some strength against the US dollar and ended the financial year at R6.195 to the US dollar, the weighted average rand/dollar rate worsened by 3% to R6.41 compared with R6.22 in the prior year. The peso has stayed largely level against the US dollar since the Bavaria transaction ending the financial year at COP2,292 to the US dollar, against COP2,300 at the time of the transaction.

Dividend

The board has recommended a final dividend of 31.0 US cents per share for the year. Shareholders will be asked to approve this recommendation at the annual general meeting, scheduled for 28 July 2006. If approved, the dividend will be payable on 4 August 2006 to shareholders registered on the London and Johannesburg registers on 7 July 2006. The ex-dividend trading dates will be 5 July 2006 on the London Stock Exchange and 3 July 2006 on the JSE Securities Exchange South Africa. As the group reports in US dollars, dividends are declared in US dollars. They are payable in South African rand to shareholders on the Johannesburg register, in US dollars to shareholders on the London register with a registered address in the United States (unless mandated

otherwise), and in sterling to all remaining shareholders on the London register.

The rate of exchange applicable on 22 June 2006 will be used for US dollar conversion into South African rand and the rate of exchange on 10 July 2006 will be used for US dollar conversion into sterling. Currency conversion announcements will be made on the LSE's Regulatory News Service and on the JSE's Stock Exchange News Service, indicating the rates of exchange to be applied.

To comply with the requirements of STRATE in South Africa, from the close of business on 22 June 2006 until the close of business on 7 July 2006, no transfers between the London and Johannesburg registers will be permitted, and from the close of business on 30 June 2006 until the close of business on 7 July 2006, no shares may be dematerialised or rematerialised.

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders in early July 2006 and the annual general meeting of the company will be held at 11:00hrs on 28 July 2006.

SABMiller plc
CONSOLIDATED INCOME STATEMENTS
for the year ended 31 March

	Notes	2006 Unaudited US$m
Revenue	2	15,307
Net operating expenses		(12,732)
Operating profit	2	2,575
Operating profit before exceptional items		2,590
Exceptional items	3	(15)
Net finance costs		(299)
Interest payable and similar charges		(377)
Interest receivable		78
Share of post-tax results of associates		177
Profit before taxation		2,453
Taxation	4	(779)
Profit for the financial period		1,674
Profit attributable to minority interests		234
Profit attributable to equity shareholders		1,440
		1,674
Basic earnings per share (US cents)	5	105.0
Diluted earnings per share (US cents)	5	104.3

All operations are continuing.

SABMiller plc
CONSOLIDATED BALANCE SHEETS
at 31 March

	Notes	2006 Unaudited US$m
Assets		
Non-current assets		
Goodwill	7	12,539
Intangible assets	7	3,596
Property, plant and equipment		6,340
Investments in associates		1,067
Financial assets:		
- Available for sale investments		41
- Derivative financial instruments		3
Trade and other receivables		87
Deferred tax assets		278
		23,951
Current assets		
Inventories		881
Trade and other receivables		1,218
Current tax assets		54
Financial assets:		
- Derivative financial instruments		4
- Loan participation deposit		196
Cash and cash equivalents		472
		2,825
Total assets		26,776
Liabilities		
Current liabilities		
Financial liabilities:		
- Derivative financial instruments		(3)
- Borrowings		(1,950)
Trade and other payables		(2,473)
Current tax liabilities		(283)
Provisions		(98)
		(4,807)
Non-current liabilities		
Financial liabilities:		
- Derivative financial instruments		(175)
- Borrowings		(5,632)
Trade and other payables		(63)
Deferred tax liabilities		(1,412)
Provisions		(1,088)
		(8,370)
Total liabilities		(13,177)
Net assets		13,599
Equity		
Total shareholders' equity		13,045
Minority interests		554
Total equity		13,599

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENTS
for the year ended 31 March

	Notes	2006 Unaudited US$m

Cash flows from operating activities		
Cash generated from operations	8	3,291
Interest received		80
Interest paid		(401)
Interest element of finance lease rental payments		-
Tax paid		(869)
Net cash from operating activities		2,101
Cash flows from investing activities		
Purchase of property, plant and equipment		(999)
Proceeds from sale of property, plant and equipment		48
Purchase of intangible assets		(33)
Purchase of investments		(7)
Proceeds from sale of investments		5
Acquisition of subsidiaries (net of cash acquired)		(717)
Purchase of shares from minorities		(2,048)
Purchase of shares in associates		(1)
Funding to associates		-
Repayment of funding by associates		122
Dividends received from associates		71
Dividends received from other investments		2
Net cash used in investing activities		(3,557)
Cash flows from financing activities		
Proceeds from the issue of shares		30
Proceeds from the issue of shares to minorities		-
Purchase of own shares for share trusts		(8)
Proceeds from borrowings		3,002
Repayment of borrowings		(900)
Capital element of finance lease payments		(28)
Increase in loan participation deposit		(196)
Dividends paid to shareholders of the parent		(520)
Dividends paid to minority interests		(167)
Net cash generated / (used) in financing activities		1,213
Net cash from operating, investing and financing activities		(243)
Effects of exchange rate changes		11
Net (decrease) / increase in cash and cash equivalents		(232)
Cash and cash equivalents at 1 April		630
Cash and cash equivalents at 31 March		398

SABMiller plc
CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
for the year ended 31 March

	2006 Unaudited US$m
Currency translation differences on foreign currency net investments	(128)
Actuarial gains / (losses) on defined benefit plans	42
Tax on items taken directly to equity	(17)
Net investment hedges	(2)
Net (losses) / gains recognised directly in equity	(105)
Profit for the year	1,674
Total recognised income for the year	1,569
- attributable to equity shareholders	1,360
- attributable to minority interests	209

	2006 US$m
Effects of changes in accounting policy (adoption of IAS 32 and 39)	
- attributable to equity shareholders	5
- attributable to minority interests	-

More to follow, for following part double-click [nRN2R1757D]

RNS Number:1757D
SABMiller PLC
Part 3 : For preceding part double-click [nRN1R1757D]

SABMiller plc
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The preliminary announcement for the year ended 31 March 2006 has been prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (collectively IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as adopted by the EU at 31 March 2006. Details of the accounting policies are set out in the SABMiller plc's Interim report for the six months ended 30 September 2005.

The financial information in this preliminary announcement is not audited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985 (as amended). Group financial statements for 2006 will be delivered to the Registrar of Companies in due course. The board of directors approved this financial information on 18 May 2006. Statutory accounts for the year ended 31 March 2005, which were prepared under accounting practices generally accepted in the UK, have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act 1985.

The consolidated financial statements present the financial record for the years ended 31 March 2006 and 31 March 2005. The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a presentational perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars. The directors of the company regard the US dollar as the presentational currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars.

Accounting policies

These preliminary financial statements should be read in conjunction with the annual financial statements and the accounting policies laid down therein (which will be distributed in early July 2006). The financial statements are prepared under the historical cost convention, except for the revaluation to fair value of certain financial assets and liabilities. This is the first year that the group's consolidated financial statements have been prepared under IFRS and IFRS 1 (First time adoption of IFRS) has been applied. Accordingly, the comparatives presented in this document have been restated for IFRS, with the exception of IAS 32 (Financial Instruments: Presentation and Disclosure) and IAS 39 (Financial Instruments: Recognition and Measurement) for which the group took advantage of the one year exemption available. Therefore, for the comparative information for the year ended 31 March 2005, financial instruments (including borrowings) were accounted for and presented in accordance with UK Generally Accepted Accounting Principles (UK GAAP), with an adjustment made at 1 April 2005 on adoption of IAS 32 and 39.

2. Segmental information (unaudited)

The segmental information presented below includes the reconciliation of GAAP measures presented on the face of the income statement to non-GAAP measures which are used by management to analyse the group's performance.

Revenue	Segment revenue 2006 US$m	Share of associates' revenue 2006 US$m	Group revenue 2006 US$m	Segment revenue 2005 US$m	Share of associates' revenue 2005 US$m	re
North America	4,912	-	4,912	4,892	-	
Latin America	2,153	12	2,165	521	-	
Europe	3,258	-	3,258	2,909	-	
Africa and Asia	1,203	1,018	2,221	1,003	934	
South Africa:						
- Beverages	3,781	423	4,204	3,576	419	
- Hotels and Gaming	-	321	321	-	289	
South Africa: Total	3,781	744	4,525	3,576	708	
	15,307	1,774	17,081	12,901	1,642	1

Operating profit	Operating profit 2006 US$m	Exceptional items 2006 US$m	Operating profit before exceptional items 2006 US$m	Operating profit 2005 US$m	Exceptional items 2005 US$m	Ope profit k except
North America	454	-	454	598	(111)	
Latin America	376	11	387	90	-	
Europe	567	-	567	431	51	
Africa and Asia	257	-	257	352	(103)	
South Africa: Beverages	1,011	-	1,011	906	-	
Corporate	(90)	4	(86)	170	(252)	
	2,575	15	2,590	2,547	(415)	

EBITA	Operating profit before exceptional items 2006 US$m	Share of associates' operating profit before exceptional items 2006 US$m	Amortisation of intangible assets (excluding software) 2006 US$m	EBITA 2006 US$m	Operating profit before exceptional items 2005 US$m	Share of associates' operating profit before exceptional items 2005 US$m	Amortisation of intangible assets (excluding software) 2005 US$m
North America	454	-	-	454	487	-	-
Latin America	387	-	49	436	90	-	-
Europe	567	-	2	569	482	-	-
Africa and Asia	257	164	1	422	249	134	-
South Africa:							
- Beverages	1,011	51	-	1,062	906	50	-
- Hotels and Gaming	-	84	-	84	-	73	-
South Africa:	1,011	135	-	1,146	906	123	-

Total							
Corporate	(86)	-	-	(86)	(82)	-	-
Group	2,590	299	52	2,941	2,132	257	-

The group's share of associates' operating profit is reconciled to the share of post-tax results of associates in the income statement as follows:

	2006 US$m	2005 US$m
Share of associates' operating profit before exceptional items	299	257
Share of associates' exceptional items	-	7
Share of associates' interest	(16)	(24)
Share of associates' tax	(81)	(74)
Share of associates' minority interests	(25)	(18)
	177	148

EBITDA	EBITDA before cash exceptional items 2006 US$m	Cash exceptional items 2006 US$m	EBITDA 2006 US$m	EBITDA before cash exceptional items 2005 US$m	Cash exceptional items 2005 US$m	EBITDA 2005 US$m
North America	591	-	591	634	4	638
Latin America	574	(4)	570	129	-	129
Europe	733	-	733	649	(5)	644
Africa and Asia	321	-	321	293	-	293
South Africa: Beverages	1,205	-	1,205	1,101	-	1,101
Corporate	(68)	(4)	(72)	(69)	-	(69)
Group	3,356	(8)	3,348	2,737	(1)	2,736

A reconciliation of profit for the year to EBITDA after cash exceptional items can be found in not

3. Exceptional items

	2006 Unaudited US$m
Subsidiaries' exceptional items included in operating profit:	
North America	-
Profit on disposal of Tumwater brewery	-
Reversal of provisions for Miller integration and restructuring costs	-
Reversal of provision for brewery closure costs in Tumwater	-
Gain in relation to changes to post-retirement plans	-
Latin America	
Bavaria integration and restructuring costs	(11)
Europe	-
Brewery closure costs in Italy	-
Restructuring costs in the Canary Islands	-
Africa and Asia	
Profit on disposal of investment	-
Corporate	(4)
Profit on disposal of investment	-
Bavaria integration costs	(4)
Exceptional items included in operating profit	(15)

Taxation charge	5
Minority interests' share of the above items	-
Share of associates' exceptional items	
South Africa: Hotels and Gaming	-
Profit on disposal of property, plant and equipment	-
Restructuring costs	-
Taxation credit	-
Exceptional items (including share of associates' exceptional items)	(15)

2006

Latin America and Corporate

Integration and restructuring costs associated with the consolidation of Bavaria of $15 million were incurred during the year.

2005

North America

In April 2004, the sale of the Tumwater brewery in North America was completed resulting in a profit on disposal of US$4 million. During 2005, US$1 million of the Tumwater closure costs previously provided were deemed surplus and were credited to the income statement.

During 2005, US$2 million of the restructuring and integration costs provided in the prior year were deemed surplus and were credited to the income statement.

During 2005, post-retirement arrangements were changed and post-retirement medical healthcare liabilities were capped, which resulted in a gain of US$104 million being recorded in the income statement. The related tax charge was US$41 million.

Europe

Following the acquisition of Birra Peroni SpA in 2004, an operating review resulted in an announcement in October 2004 of the closure of the Naples brewery at a total cost of US$35 million. Property, plant and equipment were written down to net recoverable value, resulting in a charge of US$21 million. In addition, the closure resulted in retrenchment costs of US$8 million, Nastro Azzurro re-branding costs of US$2 million and other exit costs of US$4 million.

In March 2005, a restructuring plan was announced for the Canary Islands, Europe. A provision of US$16 million was charged to the income statement to cover the costs which primarily relate to severance.

Africa and Asia

In June 2004, the group completed the disposal of its 29.4% interest in Harbin Brewery Group Limited (Harbin), realising a profit on disposal of US$103 million.

Corporate

In July 2004, the group disposed of its entire 21% interest in Edgar's Consolidated Stores Ltd (Edcon) realising a profit on disposal of US$252 million. The associated capital gains tax amounted to US$30 million.

South Africa: Hotels and Gaming

In May 2004, Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun) recorded a pre-tax profit on the sale of two Umhlanga Rocks hotels and land, of which the group's share amounted to US$11 million.

During 2005, US$4 million of costs were charged to the income statement in relation to restructuring in the hotels and gaming division.

4. Taxation

Current taxation
- Charge for the year (UK corporation tax: US$29 million charge (2005: US$4 million charge))
- Adjustments in respect of prior years
Withholding taxes and other taxes
Total current taxation

Deferred taxation
- Charge for the year (UK corporation tax: US$6 million charge (2005: US$4 million credit))
- Adjustments in respect of prior years
- Rate change

Effective tax rate, before amortisation of intangibles (excluding software and exceptional items) (%) *

The effective tax rate is calculated including share of associates' operating profit before exceptional items and share of associates' tax before exceptional items. This calculation is on a basis consistent with that used in prior years and is also consistent with other group operating metrics.

* The 2005 effective tax rate before the South African secondary tax on companies (STC) charge on non-recurring dividends, following a restructuring of the group's holdings in South Africa, of US$38 million was 35.4%.

5. Earnings per share

	2006 Unaudited US cents
Basic earnings per share	105.0
Diluted earnings per share	104.3
Headline earnings per share	108.3
Adjusted basic earnings per share	109.1
Adjusted diluted earnings per share	108.4
Adjusted comparable earnings per share *	

* Comparable figures adjusted for conversion of convertible bonds. The amounts are calculated as if the bonds had converted on 1 April 2004.

The weighted average number of shares was:

	2006 Unaudited Millions of shares
Ordinary shares	1,376
ESOP trust ordinary shares	(4)
Basic shares	1,372
Dilutive ordinary shares from share options	9
Dilutive ordinary shares from the guaranteed convertible bond	-
Diluted shares	1,381

Adjusted and headline earnings

The group has also presented an adjusted basic earnings per share figure to exclude the impact of amortisation of intangible assets (excluding capitalised software) and other non-recurring items for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2006 Unaudited US$m	2005 Unaudited US$m
Profit for the financial year attributable to equity holders of the parent	1,440	1,521
Early redemption penalty in respect of private placement notes	13	-
Loss on derivatives on capital items *	5	-
Intangible amortisation excluding capitalised software	52	-
Impairment of property, plant and equipment	4	9
(Profit) / loss on sale of property, plant and equipment and investments	(5)	16
Share of associate's profit on disposal of property, plant and equipment (South Africa: Hotels and Gaming)	-	(11)
Brewery closure costs in Tumwater (North America)	-	(1)
Gain in relation to changes to post-retirement plans (North America)	-	(104)
Profit on sale of investments (Africa and Asia, Corporate)	-	(355)
Profit on disposal of Tumwater (North America)	-	(4)
Brewery closure costs in Italy (Europe)	-	21
Tax effects of the above items	(19)	71
Minority interests' share of the above items	(6)	(9)
Headline earnings (basic)	1,484	1,154
Integration / reorganisation costs (net of tax effects)	13	32
South African STC on non-recurring dividends	-	38
Adjusted earnings	1,497	1,224

* This does not include all derivative movements but includes those in relation to capital items for which hedge accounting cannot be applied.

6. Dividends

Unau

Equity

2005 Final dividend paid: 26.0 US cents (2004: 22.5 US cents) per ordinary share

2006 Interim dividend paid: 13.0 US cents (2005: 12.0 US cents) per ordinary share

In addition, the directors are proposing a final dividend of 31.0 US cents per share in respect of the financial year ended 31 March 2006, which will absorb an estimated US$449 million of shareholders' funds. The dividends will be paid on 4 August 2006 to shareholders registered on the London and Johannesburg registers on 7 July 2006.

7. Goodwill and intangible assets

	Goodwill Unaudited US$m	Int
Net book amount		
At 1 April 2004	6,513	
Exchange adjustments	130	
Acquisitions and net additions during the year	614	
Amortisation	-	
Adjustments to provisional fair values	(76)	
At 31 March 2005	7,181	
Exchange adjustments	(76)	
Acquisitions and net additions during the year	5,441	
Amortisation	-	
Adjustments to provisional fair values	(7)	
At 31 March 2006	12,539	

Goodwill

2006

Goodwill arising on the consolidation of subsidiary undertakings principally arose due to the Bavaria transaction on 12 October 2005 which resulted in US$4,042 million of provisional goodwill, the acquisition of additional minority interests in Colombia and Peru which resulted in additional goodwill of US$942 million, the consolidation of 99% of the brewing interests of the Shaw Wallace group in the India investment resulting in US$315 million of provisional goodwill and the acquisitions of the remaining minority interests in Bevco (Central America) and Plzensky Prazdroj a.s. (Czech) which resulted in additional goodwill of US$107 million.

2005

The goodwill arose principally due to the acquisition of an additional 39.8% of Birra Peroni SpA resulting in US$172 million of goodwill and the acquisition of the remaining 26.5% of Amalgamated Beverage Industries Ltd (ABI) resulting in US$419 million of goodwill.

Intangible assets

2006

Intangible assets acquired during the year principally comprised brands with a value of US$3,480 million which were recognised as a result of the Bavaria transaction.

8. Reconciliation of profit for the year to net cash generated from operations

	2006 Unaudited US$m	2005 Unaudited US$m
Profit for the year	1,674	1,729
Taxation	779	823

Share of post-tax results of associates	(177)	(148)
Interest receivable	(78)	(96)
Interest payable and similar charges	377	239
Operating profit	2,575	2,547
Depreciation:		
Property, plant and equipment	444	396
Containers	111	82
Container breakages, shrinkage and write-offs	77	51
(Profit) / loss on sale of property, plant and equipment	(5)	16
Impairment of property, plant and equipment	4	8
Amortisation of intangible assets	105	33
Net loss from fair value hedges	5	-
Dividends received from other investments	(3)	(10)
Charge with respect to share options	17	18
Restructuring and integration costs (Latin America)	7	-
Gain in relation to changes to post-retirement plans (North America)	-	(104)
Profit on sale of investments (Africa and Asia, Corporate)	-	(355)
Restructuring provision in the Canary Islands (Europe)	-	16
Restructuring provision (North America)	-	(2)
Brewery closure costs in Tumwater (North America)	-	(1)
Brewery closure costs in Italy (Europe)	-	30
Deferred income	-	(3)
Other non-cash movements	11	14
Net cash generated from operations before working capital movements (EBITDA)	3,348	2,736
Increase in inventories	(78)	(24)
Increase in receivables	(67)	(62)
Increase in payables	86	188
(Decrease) / increase in provisions	(31)	8
Increase / (decrease) in post-retirement provisions	33	(54)
Net cash generated from operations	3,291	2,792

Cash generated from operations include cash flows relating to exceptional items of US$8 million in respect of South America integration and restructuring costs (2005: US$4 million cash inflow in respect of proceeds on the Tumwater disposal, and US$5 million cash outflow in respect of brewery closure costs in Italy).

9. Analysis of net debt (unaudited)

	Cash and cash equivalents (excluding overdrafts)	Overdrafts	Total cash and cash equivalents	Loan participation deposit	Borrowings	Derivative financial instruments	Finance leases	bc
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	
At 1 April 2004	682	(222)	460	-	(3,437)	-	(42)	
Exchange movements	(32)	(24)	(56)	-	(53)	-	(1)	
Cash flow	493	(268)	225	-	92	-	25	
Reclassifications	-	1	1	-	-	-	(1)	
Amortisation of bond costs	-	-	-	-	(7)	-	-	
Conversion of debt	-	-	-	-	597	-	-	
At 31 March 2005	1,143	(513)	630	-	(2,808)	-	(19)	
Adoption of IAS 32 and 39	-	-	-	-	(25)	12	-	
At 1 April 2005	1,143	(513)	630	-	(2,833)	12	(19)	
Exchange adjustments	(2)	13	11	-	62	-	-	
Cash flow	(651)	179	(472)	196	(2,102)	-	28	
Acquisitions	232	(3)	229	-	(2,642)	(138)	(36)	
Other non-cash movements	-	-	-	-	34	(47)	-	
At 31 March 2006	722	(324)	398	196	(7,481)	(173)	(27)	

(cash flow)							
Legal right of offset	(250)	-	(250)	-	250	-	-
At 31 March 2006 (balance sheet)	472	(324)	148	196	(7,231)	(173)	(27)

The group's net debt is denominated in the following currencies:

	US dollars US$m	SA rand US$m	Euro US$m	Colombiar pesc US$n
Total cash and cash equivalents	883	146	38	-
Total gross borrowings	(2,294)	(230)	(285)	-
Net debt at 31 March 2005	(1,411)	(84)	(247)	-
Total cash and cash equivalents	174	46	28	45
Loan participation deposit	-	-	-	-
Total gross borrowings	(4,418)	(225)	(253)	(2,031)
Net debt at 31 March 2006	(4,244)	(179)	(225)	(1,986)

10. Bavaria transaction

A major transaction was completed on 12 October 2005, in which SABMiller plc obtained a 71.42% controlling effective interest in Bavaria, a company listed on the Colombian Stock Exchange. As consideration, SABMiller plc issued 225 million ordinary shares (US$4,082 million excluding transaction costs), amounting to some 15.02% of the enlarged ordinary share capital of SABMiller. On that same date the group acquired class A voting shares from minority interests representing 14.31% of the economic interest in Backus, Bavaria's primary listed subsidiary in Peru, for a cash consideration of US$473 million and certain other minority interests for a cash consideration of US$196 million, principally the remaining minority interest in Leona, a subsidiary of Bavaria. Between 6 December 2005 and 31 March 2006 the group acquired further minority interests of 25.79% in Bavaria and non-voting shares representing 37.73% of the economic interest in Backus for considerations of US$1,243 million and US$365 million respectively. At 31 March 2006 the group's effective interest in Bavaria was 97.21%. The group continues and will continue to purchase further minority interests in the Bavaria group wherever practicable.

11. Share capital

During the year ended 31 March 2006, 225,000,000 ordinary shares were issued as consideration for the investment in Bavaria (2005: 69,191,006 ordinary shares issued following the conversion of the 4.25% guaranteed convertible bonds) and 3,673,590 ordinary shares (2005: 4,613,024 ordinary shares) were allotted and issued in accordance with the group's share purchase, option and award schemes.

SUPPLEMENTARY

SABMiller plc
CONSOLIDATED INCOME STATEMENTS
for the six months ended 31 March

	2006 Unaudited US$m
Revenue	8,256
Net operating expenses	(6,784)
Operating profit	1,472
Operating profit before exceptional items	1,487
Exceptional items	(15)
Net finance costs	(222)
Interest payable and similar charges	(260)
Interest receivable	38
Share of post-tax results of associates	77
Profit before taxation	1,327
Taxation	(402)
Profit for the financial period	925
Profit attributable to minority interests	135
Profit attributable to equity shareholders	790
	925

All operations are continuing.

SABMiller plc
CONSOLIDATED CASH FLOW STATEMENTS
for the six months ended 31 March

	2006 Unaudited US$m
Cash flows *from* operating activities	
Cash generated from operations	2,002
Interest received	39
Interest paid	(278)
Interest element of finance lease rental payments	-
Tax paid	(475)
Net cash from operating activities	1,288
Cash flows from investing activities	
Purchase of property, plant and equipment	(595)

Proceeds from sale of property, plant and equipment	27
Purchase of intangible assets	(18)
Net proceeds from sale of investments	16
Acquisition of subsidiaries (net of cash acquired)	(537)
Purchase of shares from minorities	(2,042)
Purchase of shares in associates	(1)
Funding to associates	-
Repayment of funding by associates	122
Dividends received from associates	33
Dividends received from other investments	1
Net cash used in investing activities	(2,994)
Cash flows from financing activities	
Proceeds from the issue of shares	12
Net purchase of own shares for share trusts	-
Net proceeds from borrowings	2,737
Repayment of borrowings	(544)
Capital element of finance lease payments	(19)
Increase in loan participation deposit	(196)
Dividends paid to shareholders of the parent	(192)
Dividends paid to minority interests	(104)
Net cash generated / (used) in financing activities	1,694
Net cash from operating, investing and financing activities	(12)
Effects of exchange rate changes	9
Net increase/(decrease) in cash and cash equivalents	(3)
Cash and cash equivalents at 1 October	401
Cash and cash equivalents at 31 March	398

SABMiller plc
FORWARD-LOOKING STATEMENTS

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the "Company") in any jurisdiction or an inducement to enter into investment activity.

This announcement includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this document. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SABMiller plc
ADMINISTRATION

SABMiller plc

(Registration No. 3528416)

Company Secretary

A O C Tonkinson

Registered Office

SABMiller House, Church Street West,

Woking

Surrey, England

GU21 6HS

Telefax +44 1483 264103

Telephone +44 1483 264000

Head Office

One Stanhope Gate

London, England

W1K 1AF

Telefax +44 20 7659 0111

Telephone +44 20 7659 0100

Internet address

http://www.sabmiller.com

Investor Relations

investor.relations@sabmiller.com

Telephone +44 20 7659 0100

Independent Auditors

PricewaterhouseCoopers LLP

1 Embankment Place

London, England

WC2N 6RH

Telefax +44 20 7822 4652

Telephone +44 20 7583 5000

Registrar (United Kingdom)

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent, England

BR3 4TU

Telefax +44 20 8658 3430

Telephone +44 20 8639 2157 (outside UK)

Telephone 0870 162 3100 (from UK)

Registrar (South Africa)

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street, Johannesburg

PO Box 61051

Marshalltown 2107

South Africa

Telefax +27 11 370 5487

Telephone +27 11 370 5000

United States ADR Depositary

The Bank of New York

ADR Department

101 Barclay Street

New York, NY 10286

United States of America

Telefax +1 212 815 3050

Telephone +1 212 815 2051

Internet: http:// http://www.bankofny.com/

Toll free +1 888 269 2377 (USA & Canada only)

END

FR DGGMKGRZGVZG

RNS Number:4191C
SABMiller PLC
04 May 2006

SABMILLER ASSOCIATE INVESTS IN HEILONGJIANG PROVINCE

London and Johannesburg, 4 May 2006. China Resources Snow Breweries Limited ("CR Snow"), an associate of SABMiller plc and a subsidiary of China Resources Enterprise Limited ("CRE"), announces that it will invest US$35.3 million in the construction of a new brewery in Harbin City, Heilongjiang Province. Construction of the brewery has commenced and is expected to complete in 18 months with an initial production capacity of 2.3 million hectolitres. The brewery will be used mainly to produce CR Snow's national brand, "SNOW", targeting the Harbin area and the western region of the province. CR Snow's existing brewery in Shangzhi, a city in the south-eastern region of Heilongjiang, will service the eastern part of the province.

Heilongjiang Province reported total beer sales in 2005 of 15 million hectolitres and annual consumption per capita of 39 litres, significantly above the national average of 23 litres. The new brewery will provide a production, distribution and marketing platform to support the national brand strategy of SNOW and cater for the increased demand of CR Snow products. Total sales volumes of SNOW brand increased 47% in 2005 to 15.8 million hectolitres. Over the past two years CR Snow has increased sales volume by approximately 90% in Heilongjiang Province and has grown its market share in the province to circa 20%.

Mr. Andre Parker, Managing Director of SABMiller Africa & Asia, said, "The need to build a brewery to supply the demand in this key region shows the increasing presence we have in Heilongjiang despite the other incumbent competitors. This will provide us a perfect base from which we can expand our successful SNOW brand into Harbin and challenge the competitive environment."

Mr. Mark Chen, Managing Director of China Resources Enterprise, Limited said, "The greenfield plant further consolidates our position in the north-eastern area of China - the home of the SNOW brand. It offers an economical and efficient solution to provide the capacity and complements the existing operations in the area."

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

China Resources Snow Breweries Limited

China Resources Snow Breweries Limited was established in 1994 and is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller plc. China Resources Enterprise, Limited has a 51% interest in China Resources Snow Breweries Limited while SABMiller plc holds a 49% interest. It operates 41 breweries in the Chinese Mainland with a total sales volume of 39.5 million hectolitres in 2005.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on SEAQ International of the London Stock Exchange. It is also one of the constituent stocks of the Hang Seng Index in Hong Kong and Hang Seng London Reference Index. The Group focuses on the consumer businesses in both Hong Kong and the Chinese Mainland, with core activities being retail, beverage, food processing and distribution, textile and property investment.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

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